SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)*

Reis, Inc.

(Name of Issuer)

Common Stock, par value $0.02 per share

(Title of Class of Securities)

75936P 105

(CUSIP Number)

Jonathan Garfield

c/o Reis, Inc.

530 Fifth Avenue

New York, NY 10036

(212) 921-1122

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 18, 2009

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 75936P 105	13D	Page 2 of 6

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Jonathan Garfield
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 638,721 shares of Common Stock
	8	SHARED VOTING POWER 120,000
	9	SOLE DISPOSITIVE POWER 598,883 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 120,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 758,721 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 75936P 105	13D	Page 3 of 6

This statement constitutes Amendment No. 3 (“Amendment No. 3”) to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by Jonathan Garfield (the “Reporting Person”) in connection with the ownership of Common Stock, par value $0.02 per share (the “Common Stock”), of Reis, Inc., a Maryland corporation (the “Company”), with its principal executive offices at 530 Fifth Avenue, New York, NY 10036, as such Schedule 13D has previously been amended and supplemented (the “Schedule 13D”).

In accordance with Exchange Act Rule 13d-2, this Amendment No. 3 amends and supplements only information that has materially changed since the December 19, 2008 filing by the Reporting Person of the Amendment No. 2 to the Schedule 13D. To the best knowledge of the Reporting Person, there has been no material change in the information set forth in response to Items 1, 2 and 7 of the Schedule 13D. Accordingly, those Items are omitted from this Amendment No. 3. Unless otherwise stated, the information set forth in the Schedule 13D remains accurate in all material respects. Unless otherwise defined herein, capitalized terms herein shall have the meanings set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

The matters set forth in Item 4 below are incorporated in this Item 3 by reference as if fully set forth herein.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On March 18, 2009, for estate planning purposes, the Reporting Person transferred by gift 120,000 shares of Common Stock (the “Gifted Shares”) to the Jonathan Garfield 2009 Grantor Retained Annuity Trust (the “GRAT”), an irrevocable trust whose trustee is Celia J. Hartmann, the wife of the Reporting Person. The GRAT has a three year term whereby at the end of each one year period during the term, the Reporting Person will receive from the GRAT a distribution of cash and/or shares of Common Stock or other property equal to a percentage of the initial fair market value of the GRAT, such percentage as delineated in the instrument governing the GRAT. At the end of the three year term, the remaining corpus of the GRAT, if any, will be distributed either (i) to a family trust created by the Reporting Person, if he is then living on the expiration of the GRAT, or (ii) to the legal representatives of the Reporting Person’s estate, if he is not then living on the expiration of the GRAT. Prior to the expiration of the GRAT, the Reporting Person has the right to substitute the principal of the GRAT, including the Gifted Shares, with other property having an equal fair market value. During the term of the GRAT, Ms. Celia J. Hartmann, the trustee, retains sole voting power and sole dispositive power with respect to any shares of Common Stock held by the GRAT.

CUSIP No. 75936P 105	13D	Page 4 of 6

No consideration was paid by or to the Reporting Person for the transfer of the Gifted Shares to the GRAT.

Except as set forth on this Schedule 13D, the Reporting Person has no current plans or proposals with respect to any of the items described in (a) through (j) of Item 4 of Schedule 13D. The Reporting Person has not formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13(d). However, the Reporting Person reserves the right to adopt such plans or proposals in the future.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a)       Based on the 10,800,187 shares of Common Stock of the Company outstanding as of March 19, 2009 (as provided by the Company), the Reporting Person is the beneficial owner of 758,721 shares of Common Stock (the “Reported Shares”), representing 7.0% of the issued and outstanding Common Stock of the Company. The Reported Shares include 15,333 shares of Common Stock issuable to the Reporting Person pursuant to a previously disclosed grant of restricted stock units (“RSUs”) that vested on May 30, 2008. Although the RSUs with respect to 15,333 shares of Common Stock have vested, the Reporting Person shall have no right to vote such shares until they are delivered to him by the Company on the earlier of: (i) May 30, 2010, (ii) the date the Reporting Person’s employment is terminated by the Company other than for “cause” (as defined in the Reporting Person’s employment agreement) or (iii) the date the Reporting Person terminates his employment with the Company for “good reason” (as defined in the Reporting Person’s employment agreement). The Reported Shares include the 120,000 shares of Common Stock held by the GRAT by virtue of the fact that the Reporting Person is the primary beneficiary and the trustee is the Reporting Person’s wife, Ms. Celia J. Hartmann.

The Reported Shares exclude: (i) the remaining 30,667 shares of Common Stock issuable to the Reporting Person pursuant to the RSU grant set forth in the immediately preceding paragraph, which RSUs will vest in two equal annual installments beginning on May 30, 2009, subject to performance-based vesting criteria (these RSUs will be delivered to the Reporting Person on the same schedule as set forth in the immediately preceding paragraph); (ii) the remaining 14,000 shares of Common Stock underlying RSUs granted to the Reporting Person on February 28, 2008, which vest in two equal annual installments beginning on February 28, 2010; and (iii) the 32,000 shares of Common Stock underlying RSUs granted to the Reporting Person on February 4, 2009, which vest in three equal annual installments beginning on February 4, 2010.

(b)       The Reporting Person has the sole power to vote or direct the vote of 638,721 Reported Shares and the sole power to dispose or direct the disposition of 598,883 Reported Shares (see section (d) below). The Reporting Person may be deemed to share with his wife, trustee for the GRAT, voting and dispositive power with respect to the 120,000 Reported Shares held by the GRAT. Ms. Celia J. Hartmann’s business address is The Museum of the City of New York, 1220 Fifth Avenue, New York, NY, and her principal occupation is Consulting Archivist. During the past five years, Ms. Hartmann has not been convicted in any criminal proceeding described in

CUSIP No. 75936P 105	13D	Page 5 of 6

Item 2(d) of Schedule 13D nor has she been a party to any civil proceeding described in Item 2(e) of Schedule 13D. Ms. Hartmann is a citizen of the United States and a resident of New York.

(c)       Except as described herein, the Reporting Person has not effected any transactions in the Reported Shares during the past sixty days.

(d)       As previously disclosed, 98,878 Reported Shares, which were received by the Reporting Person as a result of the merger consummated on May 30, 2007 (the “Merger”) between the Company and Reis, Inc., a Delaware corporation (“Old Reis”), were held in escrow and were subject to forfeiture during the two-year period following the Merger to satisfy any claims in the event of Old Reis' breach of its representations, warranties and covenants in the Merger Agreement. As of the date hereof, 59,040 Reported Shares held in escrow have been returned to the Reporting Person, and 39,838 Reported Shares currently remain in escrow. The return of the Reported Shares from escrow does not change the Reporting Person’s overall beneficial ownership of Common Stock as such Reported Shares were previously reported as beneficially owned by the Reporting Person. With respect to the 598,883 Reported Shares not held in escrow and not held by the GRAT, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Reported Shares. With respect to the 120,000 Reported Shares held by the GRAT, the GRAT has the right to receive dividends from, or the proceeds from the sale of, such Reported Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to

Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

The matters set forth in Item 4 above are incorporated in this Item 6 by reference as if fully set forth herein.

CUSIP No. 75936P 105	13D	Page 6 of 6

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

/s/ Jonathan Garfield
Jonathan Garfield

Dated: March 20, 2009